UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ⌧            Form 40-F  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ◻

Other Events

On August 11, 2022, voxeljet AG (the “Company”) issued a press release announcing that the Company has entered into a sale-leaseback arrangement expected to generate approximately €26.5 million in gross proceeds. The Company plans to use the proceeds from this transaction to repay its financial liabilities. The press release is attached hereto as Exhibit 99.1.

Also on August 11, 2022, the Company entered into a Security Release Agreement (the “Agreement”) with the European Investment Bank (the “EIB”), pursuant to which, upon repayment of its debt agreement with EIB with proceeds from the sale-leaseback arrangement, the EIB will release the Company from all obligations and liabilities under (i) a Land Charge Deed and (ii) a Security Purpose Agreement (both, as defined in the Agreement). A copy of the Agreement is attached hereto as Exhibit 99.2.

Exhibits

99.1	voxeljet AG Press Release.
99.2	Security Release Agreement between European Investment Bank and voxeljet AG, dated August 11, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

	By:	/s/ Rudolf Franz
Name: Rudolf Franz
Title: Chief Financial Officer
Date: August 11, 2022